AllianceBernstein L.P.
1345 Avenue of the Americas

New York, NY 10105

(212) 969-1000

November 8, 2013

VIA EDGAR

Ms. Suzanne Hayes
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             AllianceBernstein L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed October 23, 2013
File No. 333-191155
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 0-29961

AllianceBernstein Holding L.P.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 12, 2013
File No. 1-09818

Dear Ms. Hayes:

In response to the letter (the “Comment Letter”), dated November 6, 2013, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to AllianceBernstein L.P. (the “Company”) regarding the Company’s amended registration statement on Form S-4 filed with the Commission on October 23, 2013 (the “Registration Statement”), the Company submits this letter containing the Company’s responses to the Comment Letter.  An amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof, along with a version of Amendment No. 2 marked to show changes made to the Registration Statement.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s Comment Letter.  For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response.  Page numbers referenced in the Company’s responses refer to page numbers in Amendment No. 2.

Registration Statement Form S-4

General

1.                                            Please revise your registration statement to include updated condensed consolidated financial statements for the period ending September 30, 2013.

Response:  The Company has included updated condensed consolidated financial statements for the period ending September 30, 2013, at pages F-61 through F-85.

2.                                            We note the acknowledgements included in response to our letter were provided by counsel. Please provide a written statement of acknowledgment signed by an authorized representative of the company.

Response:  In accordance with the acknowledgments and undertakings made on behalf of the Company by its outside counsel, Wachtell, Lipton, Rosen & Katz, contained in counsel’s letter to the Staff dated October 23, 2013, in response to the Staff’s letter, dated October 10, 2013, to the Company (the “Initial Comment Letter”), and based on further discussions with the Staff, the Company makes the following acknowledgements.

i.                                     Pursuant to the Staff’s second comment in the Initial Comment Letter, where the Staff asked the Company to revise future filings, in addition to the registration statement, the Company undertakes to revise any related interim and annual reports.

ii.                                  The Company hereby restates its response to the Staff’s twenty-first comment in the Initial Comment Letter (and revises the last sentence of the Company’s proposed future public reporting disclosure consistent with the November 5, 2013, conversation between Hugh West and Nick Demmo) as follows:

Identify the types of seed capital products you offer and explain how you qualify for the scope deferral of ASU 2009-17.

As of September 30, 2013, the Company has $403 million of seed capital products comprised of equity products ($144 million), fixed income products ($126 million), alternative products ($83 million) and private equity products ($50 million).

The equity and fixed income products are primarily in the form of separately-managed account portfolios, U.S. 1940 Act funds, Luxembourg funds, Japanese investment trust management funds or Delaware business trusts.  The Company’s alternative seed capital products are primarily in the form of limited partnership hedge funds, Cayman Island limited liability corporations, U.S. 1940 Act funds or Luxembourg funds.  Lastly, the Company’s private equity investments are primarily direct investments in third party funds.

In regard to the Company’s overall consolidation policy for all funds, the amendments to the consolidation requirements of Topic 810 resulting from the issuance of SFAS No. 167 are deferred for a reporting entity’s interest in an entity: (1) that has all the attributes of an investment company, or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  The FASB expected the deferral to generally apply to a limited number of types of entities, including, but not limited to, mutual funds, hedge funds, private equity funds, venture capital funds and certain mortgage REITs.  The FASB expected that the deferral would not apply to securitizations, asset-backed financings, collateralized debt obligations and former qualifying special-purpose entities.  In addition, an entity that otherwise meets the conditions for the deferral is not eligible if the reporting enterprise has an obligation to fund losses of the entity that could be potentially significant to the entity.

ASC 946-10-15-2, Financial Services — Investment Companies, Entities, states that investment companies discussed in this Topic are required to report their investment assets at fair value and have the following attributes:

•                  Investment activity — The investment company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.

•                  Unit ownership — Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.

•                  Pooling of funds — The funds of the investment company’s owners are pooled to avail owners of professional investment management.

•                  Reporting entity — The investment company is the primary reporting entity.

Based on an assessment of the Company’s investment products, the Company determined that all funds and entities (i.e., limited partnerships), other than its collateralized debt obligations and collateralized loan obligations (collectively “CDOs”), possess all the attributes of an investment company and apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.  As a result, the Company determined that all funds and entities other than CDOs qualify for the scope deferral and will continue to be assessed for consolidation under FIN 46(R).

Specifically in regard to the Company’s consolidation policy relating to the Company’s seed investments, the Company’s original seed investment typically represents all or a majority of the equity investment in the new product.  The Company’s seed investment portfolio has a weighted average age of approximately 14 months and the Company typically redeems approximately 50%

of the seed investments annually.  These investments are temporary in nature, and the Company’s equity ownership in these funds may fluctuate above and below 50% from one reporting period to the next.  The Company’s seed investment program has ranged in size from $271 million as of December 31, 2010 to $483 million as of December 31, 2012.  The Audit Committee of the Board of Directors (the “Audit Committee”) has established a ceiling of $550 million for the seed investment program.  The potential impact of not consolidating a fund which should be consolidated (as a result of owning more than 50% of the equity of the fund) is primarily an understatement of investments (though there may be some insignificant un-invested cash and miscellaneous accruals) with a corresponding understatement of non-controlling interest on the Company’s consolidated statement of financial condition.  In addition, there would be additional investment gains and losses (recorded as revenues) and a corresponding non-controlling interest on the Company’s consolidated statement of income.  There would be no net impact to partners’ capital attributable to AllianceBernstein L.P. unit holders, as well as no impact to net income attributable to AllianceBernstein L.P. unit holders.  The Company has evaluated the impact of consolidating majority-held seed money investments as compared to measuring the holding at fair value as an unconsolidated seed money investment balance in accordance with Staff Accounting Bulletin No. 99.  The Company has concluded that not consolidating these investments does not materially misstate the Company’s consolidated financial statements as a whole.  The Company has discussed our evaluation and conclusions with the Audit Committee and the Company’s independent accountants.

The impact to the Company’s investment account would be increases of $93 million, $43 million and $12 million as of December 31, 2012, 2011 and 2010, respectively.  As a percentage of total assets, the impact would be 1.1%, 0.6% and 0.2% as of December 31, 2012, 2011 and 2010, respectively.  Over the previous two and one half years’ quarters, the additional impact on investment gains and losses has ranged between $395 thousand and $4.9 million on total revenues ranging between $625 million and $755 million.  As a percentage of total revenues, the impact ranged from 0.1% to 0.8% over these quarterly periods.  There is no impact on net income attributable to AllianceBernstein L.P. unitholders or earnings per unit for any period.

Further, due to the temporary nature of these seed investments and the fluctuating percentage of ownership interest that they represent, the Company does not believe that consolidating and deconsolidating a fund on a potentially frequent basis would provide useful information to its investors and other readers of the Company’s financial statements.  Based on the Company’s essentially stable total assets (in the $7 billion to $8 billion range) and a maximum allowable seed investment level of $550 million, the Company does not foresee any significant changes in this analysis in future periods.

Expand your disclosure (i.e. within your Variable Interest entities policy footnote (Note 2) and Critical Accounting Estimates (page 112)) to describe how you evaluate whether to consolidate funds in accordance with ASC 810-10.

Commencing with the Company’s Form 10-K for the year ended December 31, 2013, the Company will expand the footnote and critical accounting estimates disclosures as follows:

In January 2010, the FASB deferred portions of ASU 2009-17 that relate to asset managers. The Company determined that all entities for which the Company is a sponsor and/or investment manager, other than collateralized debt obligations and collateralized loan obligations (collectively “CDOs”), qualify for the scope deferral and will continue to be assessed for consolidation under FIN 46 (R), the prior accounting guidance for consolidation of variable interest entities.

For all new investment products and entities developed by the Company (other than CDOs), the Company first determines whether the entity is a variable interest entity (“VIE”).  This involves determining an entity’s variability and variable interests, identifying the holders of the equity investment at risk and assessing the five characteristics of a VIE.  Once an entity has been determined to be a VIE, the Company then identifies the primary beneficiary of the VIE.  If the Company is deemed to be the primary beneficiary of the VIE, then the Company would consolidate the entity.

The Company provides seed capital to its investment teams to develop new products and services for the Company’s clients.  The Company’s original seed investment typically represents all or a majority of the equity investment in the new product.  The Company’s seed investment portfolio has a weighted average age of approximately 14 months and the Company typically turns over approximately 50% of the seed investments annually.  These investments are temporary in nature, and the Company’s equity ownership in these funds may fluctuate above and below 50% from one reporting period to the next. The Company’s large seed capital investments range from between $1 million to $30 million, with an average size of $9 million.  The Audit Committee has established a ceiling of $550 million for the seed investment program.  The Company evaluates its seed investments on a quarterly basis and consolidates such seed investments as required pursuant to U.S. generally accepted accounting principles.

Describe your typical investment in “seed capital” products, including private equity funds. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

The Company’s large seed capital investments range from between $1 million to $30 million, with an average size of $9 million.  The original investment typically represents all or a majority of the equity investment in the new product.  For some private equity seeds, the Company’s clients expect us to be a co-investor to share the risks, and in such cases the Company would not typically represent the majority of the investment.  The Company holds all or a majority of the investment until it launches the new product and redeems its initial investment, or the Company determines that it should not launch the product and the Company liquidates its investment.  The seed investment portfolio has a weighted average age of approximately 14 months and the Company typically redeems over approximately 50% of the seed investments annually.

iii.                               The Company hereby adopts and acknowledges each additional acknowledgment made on behalf of the Company by its outside counsel contained in the letter to the Staff dated October 23, 2013.

Opinion of W.P. Stewart’s Financial Advisor, page 195

3.                                      Please expand the discussion you added in response to comment 17 to describe the business attributes used to determine that these companies were most comparable and cause an investor them in the same broad industry class for investment purposes.

Response:  In response to the Staff’s Comment, the Company has revised the disclosure on page 200.

In the event the Company requests acceleration of the effective date of the pending Registration Statement, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz at (212) 403-1381.

*          *          *

Sincerely,

/s/ Laurence E. Cranch
		Name:	Laurence E. Cranch
		Title:	General Counsel, AllianceBernstein L.P.

cc:	Nicholas G. Demmo
Wachtell, Lipton, Rosen & Katz

Enclosures